UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

ICL GROUP LTD.

EXPLANATORY NOTE

ICL Group Ltd. (the “Company”) is filing this Amendment No. 1 to amend its Report on Form 6-K furnished with the U.S. Securities and Exchange Commission on February 26, 2025 (the “Original Report”), in which the Company announced that its Board of Directors has declared a cash dividend to shareholders.  This Amendment No. 1 is being filed solely to correct an inadvertent typographical error regarding the Israeli withholding tax percentage that applies to foreign residents with respect to about 11% of the dividend. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, restate, or update the information contained in the Original Report, or reflect any events that have occurred after the Original Report was filed.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Dividend Distribution Announcement

Item 1

Dividend Distribution Announcement

The Company hereby reports that on February 25, 2025, the Company's Board of Directors resolved to declare a cash dividend in the amount of $0.04030 per share, or about $52 million.

Some shareholders will receive the dividend payment in New Israeli Shekels (NIS) and need to take into account that the amount of the dividend per share is not final and is subject to changes due to the need to convert the amount from US dollars to NIS according to the Bank of Israel's representative exchange rate on March 11, 2025.

The dividend will be paid only to registered shareholders entitled to receive US $2 or more.

The record date is March 12, 2025, and the payment date is March 25, 2025. From the current dividend payment, Israeli tax will be withheld at the following rates: (1) with respect to about 89% of the dividend, an Israeli resident company will not be charged for withholding tax; the withholding tax rate for an Israeli-resident individual will be 25%; and the withholding tax rate for foreign residents (individuals and companies) will be 25% or in accordance with the applicable international tax treaties – whichever is lower; (2) with respect to about 11% of the dividend, Israeli residents (individual and companies) will be charged for withholding tax at the rate of 15% and foreign residents (individuals and companies) will be charged for withholding tax at the rate of 15% or in accordance with the applicable international tax treaties – whichever is lower.

For additional information as to a possible refund procedure for taxes withheld in excess of the withholding tax rates described above, from shareholders holding shares that are traded on NYSE not through an Israeli bank, please visit the Company's webpage, by clicking this link: https://iclgroupv2.s3.amazonaws.com/corporate/wp-content/uploads/sites/1004/2020/11/ICL-Tax-Withholding-Ruling-2020.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: February 27, 2025